November 24, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jeffrey P. Riedler

Austin Stephenson

Re:                             Burzynski Research Institute, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2014

Filed May 30, 2014

File No. 000-23425

Gentlemen:

Burzynski Research Institute, Inc. (the “Company”) is pleased to respond to your comment letter dated October 28, 2014 concerning its Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).

For your convenience, we have restated your comments below in italicized, bold type and followed each comment with the Company’s response.

Business

Phase II Clinical Trials, page 4

1.              You disclose a list of protocols within your Phase II Trials that “have reached a Milestone as of February 28, 2014.”  Your disclosure indicates that a Milestone may refer to a “complete response,” a “partial response,” an “objective response,” or “stable disease.”  You should disclose how many patients experienced each specific type of response for each individual protocol in the bulleted list and for your CAN-1 study.

Response to Comment 1:

Detailed information regarding response rates have been provided in previous 10-K filings, including the 10-K filing for the fiscal year ended February 28, 2013. The Company subsequently stopped disclosing response rates based on a request from the Federal Food and Drug Administration (the “FDA”). The FDA informed the Company that promotion of an investigational new drug is prohibited under FDA regulations at 21 CFR 312.7(a), which states, “A sponsor or investigator, or any person acting on behalf of a sponsor or investigator, shall not represent in a promotional context that an investigational new drug is safe or effective for the purpose for which it is under investigation or otherwise promote the drug. This provision is not intended to restrict the full exchange of scientific information concerning the drug, including dissemination of scientific findings in scientific or lay media. Rather, its intent is to restrict promotional claims of safety or effectiveness of the drug for a use for which it is under investigation and to preclude commercialization of the drug before it is approved for commercial distribution.” The Office of Prescription Drug Promotion (OPDP) requested that the Company immediately cease the dissemination of promotional materials for Antineoplastons, including the response rates that we had previously provided in our Company website.

In light of your comments and as requested in your letter, we provide below the number of patients who have experienced each specific type of response for each individual protocol and for our CAN-1 study.

Item 1. Business:

Phase II Clinical Trials

Certain prospective Phase II protocols which reached a Milestone as of February 28, 2014:

•                  Protocol BT-06, involving the study of Antineoplastons A10 and AS2-1 in children with high grade glioma (study and special exception patients).  Objective responses: 4 patients (2 patients with a complete response and 2 patients with a partial response); Stable disease: 3 patients.

•                  Protocol BT-07, involving the study of Antineoplastons A10 and AS2-1 in patients with glioblastoma multiforme, not treated with radiation therapy or chemotherapy (study and special exception patients).  Objective responses: 5 patients (2 patients with a complete response and 3 patients with a partial response); Stable disease: 5 patients.

•                  Protocol BT-08, involving the study of Antineoplastons A10 and AS2-1 in patients with anaplastic astrocytoma. Objective responses: 4 patients (4 patients with a complete response and no patient with a partial response); Stable disease: 5 patients.

•                  Protocol BT-09, involving the study of Antineoplastons A10 and AS2-1 in patients with brain tumors. Objective responses: 9 patients (4 patients with a complete response and 5 patients with a partial response); Stable disease: 12 patients.

•                  Protocol BT-10, involving the study of Antineoplastons A10 and AS2-1 in children with brain tumors. Objective responses: 6 patients (2 patients with a complete response and 4 patients with a partial response); Stable disease: 6 patients.

•                  Protocol BT-11, involving the study of Antineoplastons A10 and AS2-1 in patients with brainstem glioma. Objective responses: 9 patients (5 patients with a complete response and 4 patients with a partial response); Stable disease: 8 patients.

•                  Protocol BT-12, involving the study of Antineoplastons A10 and AS2-1 in children with primitive neuroectodermal tumors (PNET). Objective responses: 4 patients (3 patients with a complete response and 1 patient with a partial response); Stable disease: 1 patient.

•                  Protocol BT-13, involving the study of Antineoplastons A10 and AS2-1 in children with low grade astrocytoma. Objective responses: 6 patients (5 patients with a complete response and 1 patient with a partial response); Stable disease: 3 patients.

•                  Protocol BT-15, involving the study of Antineoplastons A10 and AS2-1 in adult patients with anaplastic astrocytoma. Objective responses: 5 patients (3 patients with a complete response and 2 patients with a partial response); Stable disease: 6 patients.

•                  Protocol BT-18, involving a study of Antineoplastons A10 and AS2-1 in the treatment of patients with a “mixed glioma”. Objective responses: 4 patients (3 patients with a complete response and 1 patient with a partial response); Stable disease: 3 patients.

•                  Protocol BT-21, involving the study of Antineoplastons A10 and AS2-1 in adults with primary malignant brain tumors. Objective responses: 4 patients (2 patients with a complete response and 2 patients with a partial response); Stable disease: 4 patients.

•                  Protocol BT-22, involving a study of Antineoplastons A10 and AS2-1 in children with primary malignant brain tumors (study and special exception patients). Objective responses: 5 patients (1 patient with a complete response and 4 patients with a partial response); Stable disease: 8 patients.

•                  Protocol BT-23, involving a study of Antineoplastons A10 and AS2-1 in children with visual pathway glioma. Objective responses: 4 patients (3 patients with a complete response and 1 patient with a partial response); Stable disease: 3 patients.

•                  Protocol CAN — 1, involving a study of Antineoplastons A-10 and AS2-1 in 35 evaluable brain tumor patients. Complete and partial responses were obtained in patients diagnosed with glioblastoma multiforme, astrocytoma, oligodendroglioma, mixed glioma, medulloblastoma, and malignant meningioma. Objective responses: 17 patients (12 patients with a complete response and 5 patients with a partial response); Stable disease: 11 patients.

2.              We note that you were subject to a partial clinical hold from the FDA due to a serious adverse event that may have been related to administration of Antineoplastons.  Please describe the adverse event that precipitated the clinical hold and any other observed serious adverse events that occurred during your clinical trials that may have been treatment-related. Your disclosure should also address the frequency of any of these observed serious adverse events.

Response to Comment 2:

As requested in your letter, we provide below the proposed disclosure for Item two for inclusion in our next Form 10-K addressing the matters in this Comment.

To be included in Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Partial Clinical Hold on Phase II and Phase III Clinical Trials

In a letter dated June 25, 2012, the Company informed the FDA of a serious adverse event in which a patient who was receiving Antineoplastons developed grade 4 hypernatremia and subsequently died. The Antineoplaston-related hypernatremia was categorized by the investigator as possibly related to the study drug.  Of the 2298 patients who have received at least one dose of Antineoplastons, the serious adverse events (SAEs) which have been experienced are as follows:  hemoglobin (grade 3: 0.13%; grade 4: 0.04%), extravasation (grade 3: 0.04%), pain (grade 3: 0.04%), fatigue (grade 3: 0.09%; grade 4: 0.04%), fever (grade 3: 0.09%), injection site reaction (grade 3: 0.04%), vomiting (grade 3: 0.09%), hypernatremia (grade 3: 0.09%; grade 4: 1.12%; grade 5: 0.26%), confusion (grade 3: 0.04%), seizure (grade 3: 0.04%), somnolence (grade 3: 0.35%; grade 4: 0.04%), pain: head/headache (grade 3: 0.09%) and pain: joint (grade 3: 0.04%).

On July 30, 2012, the FDA placed a partial clinical hold for enrollment of new pediatric patients under single patient protocols or in any of the active Phase II or Phase III studies under investigational new drug application (“IND”) 43,742.  The FDA imposed this partial clinical hold because, according to the FDA, insufficient information had been submitted by the Company to allow the FDA to determine whether the potential patient benefit justifies the potential risks of treatment use, and that the potential risks are not unreasonable in the context of the disease or condition to be treated.  The FDA cited 21 C.F.R. § 312.42(b)(2)(i), 21 C.F.R. § 312.42(b)(1)(iv), and 21 C.F.R. § 312.42(b)(3)(i), as grounds for imposition of a clinical hold; and 21 C.F.R. § 312.305(a)(2), a criteria for expanded access use.  The FDA advised the Company that until it resolved the matter to FDA’s satisfaction, the Company could not enroll new pediatric patients in any protocol under such IND.  The Company later notified the FDA in a September 24, 2012 letter that it was closing pediatric protocol BT-10 (under IND 43,742) for enrollment effective September 25, 2012, and that it would also terminate the protocol once all active patients had completed the study.

In a teleconference on January 9, 2013 between the FDA and the Company, followed by a letter of the same date, the FDA notified the Company that the agency was placing IND 43,742 on partial clinical hold, due to a lack of a complete response to the issues raised by the FDA and what the FDA deemed a misleading, erroneous, and incomplete investigator brochure.  The FDA cited 21 C.F.R. § 312.42(b)(2)(i) and 21 C.F.R. § 312.42(b)(1)(iii), as grounds for imposition of a clinical hold.  The FDA further advised the Company that until it resolved the matter to the FDA’s satisfaction, that the Company could not enroll new adult or pediatric patients in any protocol under such IND.  The FDA also placed protocol BT-52 on clinical hold due to what the FDA deemed to be an unreasonable and significant risk of illness or injury to human subjects.  The FDA cited 21 C.F.R. § 312.42(b)(2)(i) and 21 C.F.R.§ 312.42(B)(1)(i), as grounds for imposition of a clinical hold.  The FDA advised the Company that until it resolved the matter to FDA’s satisfaction, the Company could not legally conduct the identified clinical study under such IND.  In a teleconference with the FDA on September 16, 2013 and pursuant to the Company’s notification letter dated September 17, 2013, the Company notified the FDA that the proposed Phase III protocol BT-54 had been withdrawn from further consideration.

After several amendments to the IND which were reviewed by the FDA, the FDA concluded that BT-52 can be initiated and partial clinical hold was removed by the FDA on June 20, 2014.

3.              Disclose the limitations on future clinical activities related to the partial lifting of the clinical hold. Also, describe Protocols B-52 that remains on clinical hold and B-54 that was withdrawn.

Response to Comment 3:

The FDA sent a “Remove Partial Clinical Hold” letter to the Company dated June 6, 2014 and permitted the initiation of Protocol BT-52, as described in our 10-Q filing for the period ended August 30, 2014.  As such, there are no limitations on future clinical activities related to the lifting of the partial clinical hold.

As requested in your letter, please see the proposed disclosure below for inclusion in our next Form 10-K addressing the matters in this Comment.

To be included in Item 1. Business

Introduction

The Company is primarily engaged as a research and development facility of drugs currently being tested for the use in the treatment of cancer, and provides consulting services.  All clinical trials were closed for enrollment by the Company as of September 24, 2012. The Company is currently conducting one FDA approved clinical trial. The Company holds the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all the rights, titles and interest in Antineoplaston drugs used in the treatment and diagnosis of cancer, once an Antineoplaston drug is approved for sale by the FDA.

On September 3, 2004, the FDA granted the Company’s request for “orphan drug designation” (“ODD”) for the Company’s Antineoplastons (A10 & AS2-1 Antineoplaston) for treatment of patients with brain stem glioma and, on October 30, 2008, the FDA granted the Company’s request for ODD for Antineoplastons (A10 and AS2-1 Antineoplaston) for the treatment of all gliomas.

On January 13, 2009, the Company announced that the Company had reached an agreement with the FDA for the Company to move forward with a pivotal Phase III clinical trial of combination Antineoplaston therapy plus radiation therapy in patients with newly diagnosed diffuse, intrinsic brainstem gliomas (“DBSG”).  The agreement was made under the FDA’s Special Protocol Assessment (SPA) procedure, meaning that the design and planned analysis of the Phase III study of combination Antineoplastons A10 and AS2-1 (“ANP therapy”) plus radiation therapy (“RT”) in patients with newly-diagnosed, diffuse, intrinsic brainstem glioma (protocol “BT-52”), is acceptable to support a regulatory submission seeking new drug approval.  Protocol BT-52, at the FDA’s request, was revised in 2014 to study only patients with diffuse, intrinsic pontine gliomas (DIPG), which accounts for ~80% of brainstem gliomas. The study is a randomized, international phase III study of combination ANP therapy + RT vs. RT alone in patients with newly diagnosed DIPG in order to assess overall survival and tolerability.  The study’s objective is to evaluate overall survival of patients with newly-diagnosed DIPG who receive combination Antineoplastons A10 and AS2-1 plus RT versus RT alone.  Safety is also being assessed.  The study of BT-52 will commence upon availability of funds.

On September 16, 2013, the Company notified the FDA that it had withdrawn protocol BT-54 from further consideration. This was to be a randomized phase III study of combination antineoplaston therapy vs. Temozolomide in children ages > 6 months to < 18 years with recurrent and/or progressive optic pathway glioma, after Carboplatin or Cisplatin Therapy, in order to assess progression free survival and tolerability. However, after SPA, the FDA advised the Company that it would not receive approval for the proposed BT-54 Phase III clinical trial.

4.              We note that you and Dr. Burzynski received warning letters from the FDA regarding several objectionable conditions observed during its inspection of your treatment facility. You should disclose your receipt of these letters in your business section and discuss the FDA’s primary areas of emphasis in each letter.  You should specifically discuss the following information as to each warning letter:

•                  the date of receipt;

•                  the nature of each of the FDA’s concerns;

•                  the steps you have taken and may still be taking to address each of the FDA’s stated concerns;

•                  delays or other adverse impacts that could occur regarding your clinical program in general, your 2009 SPA and your planned Phase 3 clinical trials.

Response to Comment 4:

As requested in your letter, we provide below the proposed disclosure for inclusion in our next Form 10-K addressing the matters in this Comment.

Item 1.  Business

Government Regulations

On March 15, 2013, the Company received a Notice of Inspectional Observations (FDA Form 483) from the FDA.  During an inspection, the FDA observed (1) failure to monitor the progress of an investigation conducted under the IND and (2) failure to obtain from an investigator sufficient financial information to allow complete and accurate certification or disclosure statements.  In response to the observations, the Company provided explanation as to the nature of monitoring procedures, initiated new monitoring practices (effective May 2013) engaging scientifically qualified individuals to conduct Good Clinical Practice (GCP) monitoring and project management, initiated a process to collect financial disclosure information from sub-investigators and amended protocols to reflect current understanding of response criteria.

On December 3, 2013, the Company received a Warning Letter from the FDA.  The FDA noted concerns regarding the (1) failure to ensure proper monitoring of the investigations and failure to ensure that the investigations are conducted in accordance with the general investigational plan and protocols contained in the IND; and (2) failure to obtain from an investigator sufficient financial information to allow the sponsor to submit complete and accurate certification or disclosure statements.  In order to address the FDA concerns, the Company provided information regarding ongoing review of patient information, agreed to submit protocol amendments to reflect current standard of practice for corticosteroid use, separated monitoring activities between the Company and the Burzynski Clinic, revised the informed consent and checklist, and updated financial disclosures.

No delays or other adverse impacts to the clinical program in general are expected, and the Company’s Phase 3 clinical trial will commence upon availability of funds.

5.              Please revise your disclosure to indicate whether you have ever published any efficacy related clinical trial data in a medical journal or completed any statistical analysis designed to address efficacy since commencing your Phase II studies in the 1990s.  If not, you should disclose why such results have not been published or were never obtained.

Response to Comment 5:

Three publications resulting from the trials have been published in peer-reviewed medical journals.  As requested in your letter, we provide below the proposed disclosure for Item one for inclusion in our next Form 10-K addressing the matters in this Comment.

Item 1.  Business

Phase II Clinical Trials

The Company began Phase II clinical studies in 1994 with four studies. At that time, a number of patients were also receiving Antineoplastons at Dr. Burzynski’s clinic in Houston, Texas (the “Burzynski Clinic”) outside these clinical trials. On February 23, 1996, the FDA requested that all then-current patients of the Burzynski Clinic desiring to continue Antineoplaston treatment be admitted to a Phase II Study, according to Protocol CAN-1. This action resulted in the formation of six cohorts of patients in the CAN-1 study, with the largest group suffering from primary brain tumors.

The Company currently sponsors one ongoing Phase II clinical trial that was closed for enrollment as of September 24, 2012, which is conducted pursuant to investigational new drug applications (“INDs”) filed with the FDA and approved by an Institutional Review Board (“IRB”) designated according to federal regulations.  All clinical trials are closed for enrollment by the Company as of September 24, 2012.

All clinical trials are for the treatment of a wide variety of cancers using only a combination of Antineoplastons A10 and AS2-1.  Most of the trials involve the use of intravenous formulations of Antineoplastons; however, a few trials use oral formulations. Dr. Burzynski acts as principal investigator for all clinical trials pursuant to a Royalty Agreement between the Company and Dr. Burzynski. See “Certain Relationships and Related Transactions, and Director Independence.” All of the clinical trials are conducted at the Burzynski Clinic. Each trial provided for the admission of up to 40 patients, except the CAN-1 study, in which 133 patients were enrolled.

Three publications resulting from the trials have been published in peer-reviewed medical journals:  (1) Burzynski, S.R., Janicki, T.J., Burzynski, G.S.  A phase II study of antineoplastons A10 and AS2-1 in adult patients with recurrent glioblastoma multiforme. Final report (Protocol BT-21). J Cancer Ther 2014;5:946-956.; (2)  Burzynski, S.R., Janicki, T.J., Burzynski, G.S., Marszalek, A., Brookman, S.  A phase II study of antineoplastons A10 and AS2-1 in children with recurrent, refractory or progressive primary brain tumors. Final report (Protocol BT-22). J Cancer Ther 2014;5:977-988.; and (3) Burzynski, S.R., Janicki, T.J., Burzynski, G.S., Marszalek, A.  A phase II study of antineoplastons A10 and AS2-1 in children with high-grade glioma. Final report (Protocol BT-06), and review of recent trials. J Cancer Ther 2014;5:565-577.

Prior to approving a New Drug Application (“NDA”), the FDA requires that a drug’s safety and efficacy be demonstrated in “well-controlled” clinical trials.  The efficacy of the Company’s trials is determined by the protocol specified endpoint of “objective response” (i.e., significant shrinkage or disappearance of the tumor).  Several types of controls are acceptable to the FDA. One of these is a “Historic Control.” Under a Historic Control if the course of a disease is well-known, the response of patients taking a drug can be compared to a historic group of patients with that disease who have not had medical intervention. For example, it is known that the tumors of patients suffering from primary malignant brain tumors (“PMBT”) will continue to grow, eventually causing the patient’s death. If a drug is administered to a patient with PMBT and the tumors of the patient disappear or shrink significantly, an assumption is made that there has been a response to the drug.

6.              Please additionally revise your disclosure to address whether any of your Phase II studies included efficacy-related endpoints or control groups.  If not, you should disclose why this is the case and disclose whether the study designs were approved by the FDA.

Response to Comment 6:

All phase II protocols under IND #43,742 (sponsored by the Company) were non-randomized (no control group), open label, single center studies. The primary objectives were to determine the efficacy and safety of Antineoplastons.  The efficacy of the Company’s trials is determined by the protocol specified endpoint of “objective response” (i.e., significant shrinkage or disappearance of the tumor).

As requested in your letter, please see the proposed disclosure for Item 1- Business provided in the above Response to Comment 5 for inclusion in our next Form 10-K addressing the matters in this Comment.

Government Regulation, page 7

7.              We note that you intend to pursue opportunities for accelerated review of your product candidate when appropriate. Please revise disclosure in this section to clarify whether you have received accelerated approval status for any of your product candidates.

Response to Comment 7:

The Company has not received any accelerated approvals for any of the Company’s product candidates.

As requested in your letter, please see the proposed disclosure for Item 1 - Business for inclusion in our next Form 10-K addressing the matters in this Comment.

Item 1.  Business

Government Regulations

The Company’s use of Milestones to predict the benefits of Antineoplastons is relevant to the FDA approval process. If surrogate endpoints are used, for regular approval (i.e., the longstanding FDA route of drug approval based on the demonstration of clinical benefit) an applicant must show direct evidence of clinical benefit or improvement in an established surrogate for clinical benefit. For “accelerated approval,” a process potentially available for pharmaceutical agents that treat serious or life-threatening diseases and conditions, surrogate endpoints must be reasonably likely to predict clinical benefit. When appropriate, the Company intends to pursue opportunities for accelerated review of its products. However, the Company has not yet received any accelerated approvals for any of the Company’s product candidates.  The Company cannot predict the ultimate effect of this review process on the timing or likelihood of FDA review of any of its products. Adequacy as a surrogate endpoint for regular or accelerated approval is highly dependent upon a variety of factors including effect size, effect duration, and benefits of other available therapy.

Certain Relationships and Related Transactions, pages 19-20

8.              We note that you have a research funding agreement under which Dr. Burzynski provides certain services to the clinic and agrees to provide certain funds for its operations.  Please tell us whether, pursuant to this agreement or any other agreement, any funds are paid, transferred, or otherwise distributed by you to Dr. Burzynski. If so, provide the amounts received by Dr. Burzynski during each of the last three fiscal years and the services provided by him in exchange for those payments.

Response to Comment 8:

The Research Funding Agreement is between the Company and Dr. Burzynski where Dr. Burzynski provides funding to the Company. There were no funds paid from the Company to Dr. Burzynski in the last three fiscal years pursuant to the Research Funding Agreement or any other agreement.

Signatures

9.              Please note that your annual report on Form 10-K must be signed by your principal executive officer, principal financial officer, and your controller or principal accounting officer.  Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the report.  We refer you to General Instruction D of Form 10-K.

Response to Comment 9:

The report should have indicated that it was being signed by (i) Stanislaw R. Burzynski in his capacities as the President, Chairman of the Board of Directors and the Principal Executive Officer, and (ii) Patryk Goscianski in his capacities as the Treasurer, the Secretary, the Principal Financial Officer, and the Principal Accounting Officer.  In the future, the Company will ensure that its Annual Report on Form 10-K clearly indicates that it has been signed by the Company’s Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

****

In connection with responding to your comments, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (713) 335-5664 if you would like further clarification or additional information.

Sincerely,

BURZYNSKI RESEARCH INSTITUTE, INC.

/s/ Stanislaw R. Burzynski
Stanislaw R. Burzynski
President and Chairman of the Board of Directors
(Principal Executive Officer)